ATLANTIC COAST FINANCIAL CORPORATION

10151 Deerwood Park Blvd., Building 200, Suite 100,

Jacksonville, FL 32256

May 7, 2013

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Atlantic Coast Financial Corporation (File No. 001-35072)

Proxy Statement on Schedule 14A

Ladies and Gentlemen:

Atlantic Coast Financial Corporation (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ G. Thomas Frankland
G. Thomas Frankland
President and Chief Executive Officer